Filed pursuant to Rule 424(b)(3)
SEC File No. 333-152622

Prospectus Supplement No. 1
to Prospectus dated October 6, 2008

1,069,052 SHARES OF COMMON STOCK
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This prospectus supplement (this “Prospectus Supplement”) supplements the prospectus (the “Prospectus”), dated October 6, 2008, relating to an aggregate of 1,069,052 shares of common stock, $0.01 par value per share, of T Bancshares, Inc. (the “Company”) that may be issued upon the exercise of subscription rights issued by the Company (the “Rights Offering”). The Prospectus also relates to a limited public offering of shares of common stock offered but not subscribed for in the rights offering (the “Limited Public Offering”). This Prospectus Supplement should be read together with the Prospectus.

EXTENSION OF EXPIRATION DATE

We are extending the expiration date for the exercise of subscription rights issued in the Rights Offering to 5:00 p.m., New York City time, on December 31, 2008. In addition, the offering period for the Limited Public Offering will now expire at 5:00 p.m., New York City time on December 31, 2008. Other than the extension of the expiration date, all other offering terms described in the Company’s Prospectus remain the same and apply during the extended period of the offering.

During the extended offering period for the Rights Offering, orders to purchase the Company’s common stock may be placed by any person who received subscription rights from the Company or by transfer during the original offering period, whether or not such person has exercised his or her subscription rights. In addition, during the extended offering period, we may continue to offer shares of our common stock offered but not subscribed for in the Rights Offering to persons selected by us, in our sole discretion, through the Limited Public Offering.

Executed subscription materials, plus full payment, must be received (not postmarked) by 5:00 p.m., New York City time, on December 31, 2008. If you wish to participate in the Rights Offering or the Limited Public Offering, please follow the procedures described in the Prospectus. The opportunity to purchase shares of our common stock in the Rights Offering and the Limited Public Offering is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part.

For further information regarding the Rights Offering or the Limited Public Offering, or to obtain a prospectus, please contact Patrick Adams, our Chief Executive Officer, at (972) 720-9000.
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This Prospectus Supplement is incorporated by reference into the Prospectus. This Prospectus Supplement is not complete without, and may not be used except in connection with the Prospectus, including any amendments or supplements to the Prospectus. All provisions not specifically amended or superseded by this Prospectus Supplement remain in full force and effect.
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An investment in the Company’s common stock involves risk. See the discussion entitled “Risk Factors” beginning on page 10 of the Prospectus for a discussion of information that should be considered in connection with an investment in the Company’s common stock.
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The Company’s common stock is not a deposit account and is not insured by the Federal Deposit Insurance Corporation or any other government agency. The Company’s common stock is subject to investment risk, including possible loss of principal.
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The common stock referenced in this Prospectus Supplement has not been approved or disapproved, and the completeness and accuracy of the disclosures in this Prospectus Supplement have not been passed upon by, the Securities and Exchange Commission, any state securities commission, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation or any other regulatory body. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 8, 2008